LIV Capital Acquisition Corp.
Torre Virreyes

Pedregal No. 24, Piso 6-601

Col. Molino del Rey, México, CDMX, C.P. 11040

August 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer López Lilyanna Peyser Stephen Kim

Rufus Decker

Re:	LIV Capital Acquisition Corp.
Registration Statement on Form S-4 File No. 333-256143

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LIV Capital Acquisition Corp., a Cayman Islands exempted company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-256143), as amended, to 4:00 p.m. Eastern Time on August 2, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Alexander R. Rossi
Chairman and Chief Executive Officer, LIV Capital Acquisition Corp.

cc:	Leonard Kreynin, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP